UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
	[X]	Merger
	[ ]	Liquidation
	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: Neuberger Berman Income Opportunity Fund Inc. (“Fund” or “Acquired Fund”)
3.	Securities and Exchange Commission File No.: 811-21334
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
	[X]	Initial Application	[ ]	Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
605 Third Avenue, 2nd Floor New York, New York 10158-0180

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
	Arthur Delibert Jennifer Gonzalez K&L Gates LLP 1601 K Street, NW Washington DC 20006 (202) 778-9000		OR	Frank Rosato Neuberger Berman Management LLC 605 Third Avenue, 2nd Floor New York, New York 10158-0180 (212) 476-8800
7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Neuberger Berman Management LLC 605 Third Avenue, 2nd Floor New York, New York 10158-0180

(212) 476-8800
NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
	[X]	Management company;
	[ ]	Unit investment trust; or
	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
	[ ]	Open-end		[X]	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Maryland
11.	Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Neuberger Berman Management LLC (formerly Neuberger Berman Management Inc.) 605 Third Avenue, 2nd Floor New York, New York 10158-0180

Neuberger Berman LLC (formerly Neuberger Berman, LLC) 605 Third Avenue New York, New York 10158-3698

Neuberger Berman Fixed Income LLC (formerly Lehman Brothers Asset Management LLC) 200 South Wacker Drive Suite 2100 Chicago, IL 60601

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
None.
13.	If the fund is a unit investment trust (“UIT”) provide: N/A
	(a)	Depositor’s name(s) and address(es): N/A
	(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
	[ ]	Yes	[X]	No
If Yes, for each UIT state:

Name(s): File No.: 811- Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
		[X]	Yes	[ ]	No
If Yes, state the date on which the board vote took place: February 16, 2010
If No, explain:
	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
		[X]	Yes	[ ]	No
If Yes, state the date on which the shareholder vote took place: July 1, 2010
If No, explain:
II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
	[X]	Yes	[ ]	No
	(a)	If Yes, list the date(s) on which the fund made those distributions: August 6, 2010
	(b)	Were the distributions made on the basis of net assets?
		[X]	Yes	[ ]	No
	(c)	Were the distributions made pro rata based on share ownership?
		[X]	Yes	[ ]	No
	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
	(e)	Liquidations only: N/A
Were any distributions to shareholders made in kind?
		[ ]	Yes	[ ]	No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?
	[X]	Yes	[ ]	No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
Preferred stockholders received an equivalent number of shares of new series of preferred stock of Neuberger Berman High Yield Strategies Fund Inc.
18.	Has the fund distributed all of its assets to the fund’s shareholders?
	[X]	Yes	[ ]	No
If No,
	(a)	How many shareholders does the fund have as of the date this form is filed?
	(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
	[ ]	Yes	[X]	No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?
	[ ]	Yes	[X]	No
If Yes,
	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
	(b)	Why has the fund retained the remaining assets?
	(c)	Will the remaining assets be invested in securities?
		[ ]	Yes	[ ]	No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
	[ ]	Yes	[X]*	No

*Neuberger Berman High Yield Strategies Fund Inc., the surviving fund of the reorganization, assumed the Fund’s liabilities.
If Yes,
	(a)	Describe the type and amount of each debt or other liability:
	(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
		(i)	Legal expenses:	$170,500
		(ii)	Accounting expenses:	$6,000
		(iii)	Other expenses (list and identify separately):
			●	Printer Fees – $15,000
			●	Solicitation Fees – $0
			●	Mailing Expenses – $0
			●	Miscellaneous – $8,500

		(iv)	Total expenses (sum of lines (i)-(iii) above): $200,000
	(b)	How were those expenses allocated? The expenses were allocated to the Fund.
	(c)	Who paid those expenses? The Fund paid those expenses.
	(d)	How did the fund pay for unamortized expenses (if any)? N/A
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
	[ ]	Yes	[X]	No
If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
	[ ]	Yes	[X]	No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	[ ]	Yes	[X]	No
If Yes, describe the nature and extent of those activities:
VI.	Mergers Only
22.	(a)	State the name of the fund surviving the Merger: Neuberger Berman High Yield Strategies Fund Inc.
	(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-22396
(c)
If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: 1933 Act File No. 333-165587, Form N-14, May 7, 2010 filing (SEC Accession No. 0000898432-10-000680).

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Neuberger Berman Income Opportunity Fund Inc., (ii) he is the President of Neuberger Berman Income Opportunity Fund Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken.  he undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

___/s/ Robert Conti_______________
Robert Conti
President and Chief Executive Officer